July 2, 2025

Charles T. Cassel , III
Chief Executive Officer
CSLM Digital Asset Acquisition Corp III, Ltd
2400 E. Commercial Boulevard, Suite 900
Ft. Lauderdale, FL 33308

        Re: CSLM Digital Asset Acquisition Corp III, Ltd
            Registration Statement on Form S-1
            Filed June 18, 2025
            File No. 333-288156
Dear Charles T. Cassel III:

        We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 10, 2025 letter.

Registration Statement on Form S-1 filed June 18, 2025
Cover Page

1.     We acknowledge your response to prior comment 1 and amended disclosure.
Please
       further revise to disclose how you will maintain a founder share interest of 25% if you increase or decrease the size of the offering pursuant to Rule 462(b). In this regard, we note disclosure on page 5 and elsewhere in the prospectus that you may issue a dividend of additional founder shares to the sponsor. Additionally, on the cover and page 5, please discuss whether this may result in a material dilution of the purchasers equity interests. Please see Items 1602(a)(3), 1602(b)(6) and 1603(a)(6) of Regulation
       S-K.
 July 2, 2025
Page 2
Our Sponsor, page 4

2. With respect to prior comments 8 and 9, the significance of the roles and responsibilities of CIM and Meteora to the company in connection with the offering is somewhat unclear, in part because they are not discussed with equal prominence. For example, Meteora is discussed on the cover page while CIM is not. However, you have included a specific discussion of CIM under its own subheading on page 6 in the summary between "Our Sponsor" and "Our Management Team," but you do not have a similar subsection for Meteora.

       In addition, on the cover page and on page 5 you disclose that Meteora will act as an advisor to the company in connection with the offering, but have not clearly stated
       whether it will also act as an advisor to the company in connection with the search for a target or business combination, while disclosure on page 5 states that Meteora will provide resources to streamline the business combination process. Disclosure on page
       16 states that both Meteora's and Consilium's role with respect to your company is expected to be "primarily passive and advisory" in nature.

       Disclosure on page 6 gives information about Consilium, but does not address its advisory or consulting role in the offering or in the search for a target or completion of an initial business combination. We do note disclosure on page 5 that you will not compensate CIM for "general diligence, administrative and advisory support that
       [you] may receive in the sourcing of potential targets for [your] initial business combination or in its general role as advisor," but you have not discussed whether
       CIM will have any specific role an advisor or whether it is actually expected to provide the uncompensated services and support that you cite.

       Please revise your disclosures to clarify the specific roles and responsibilities, if any, of each of CIM and Meteora with respect to the offering, the search for a target and completion of an initial business combination, whether there is any difference or distinction between their roles, and whether they will have any role or responsibility in directing or managing your activities. Please refer to Item 1603(a)(4) of Regulation
       S-K.
Sponsor Securities and Compensation, page 5

3. We note that you have revised disclosure to state that you will be paying your sponsor an Administrative Services Fee of $30,000 per month; however, the form of
       Administrative Services Agreement filed as Exhibit 10.7 reflects compensation of
       $20,000 per month. Please revise the disclosure or the agreement, as appropriate, for consistency.
Prior SPAC Experience, page 13

4. In the disclosure you have provided in response to prior comment 4, please describe the current status of Haymaker Acquisition Corp. 4, including whether it is pending a de-SPAC transaction, still searching for a target, or has liquidated, as requested in the prior comment. We also note that Haymaker Acquisition Corp. IV filed and withdrew a registration statement in 2022, while Haymaker Acquisition Corp. 4 completed its
 July 2, 2025
Page 3

       IPO in 2023. Finally, please ensure that you have described or included a cross reference to a description of the experience of the sponsor and sponsor's affiliates and the extent to which they are involved in other SPACs. We note that you refer to members of your management team and have explicitly excluded your advisor in the introductory language in this section.
The Offering
Founder Shares, page 29

5.     We acknowledge your response to prior comment 7 and amended disclosure.
Please
       revise disclosure on page 31 that continues to state that all matters submitted to a vote by the directors will require the affirmative vote of the class A ordinary shares held
       only by the    sole director.    Please also clarify, if true, that the
sponsor has only two
       classes of shares, or explain what the Class C shares represent. Conversion of founder shares and anti-dilution right, page 32

6. We acknowledge your response and revisions to prior comment 10. Please revise to clarify here and on the cover page, whether shares redeemed in connection with charter amendments will also be subtracted from the number of shares that will be used to determine the 25% founder share interest.
The Offering
Permitted purchases of public shares by our affiliates, page 39

7.     We acknowledge your response to prior comment 11 and amended disclosure.
We
       continue to note disclosures on page 39 stating that there is no restriction on the price that your sponsor and affiliates may pay for such purchases. Please revise these disclosures to explain how any such purchases would comply with Rule 14e-5, with reference to Tender Offer Rules and Schedules C&DI 166.01. Please also revise the cross-referenced section "Proposed Business -- Initial Business Combination" to
       discuss how such persons will determine the shareholders from whom they would seek to acquire shares and revise to explain how such purchases would comply with
       Rule 14e-5.
Conflicts of Interest, page 41

8.     We acknowledge your response to prior comment 12 and amended disclosure.
Please
       expand your disclosures here and on page 164 to describe all actual or potential material conflicts with purchasers in the offering relating to compensation, loan repayments and other financial interests of the sponsor, its affiliates and promoters in completing any its initial business combination within the allotted time, as well as the fact that the company may pursue a business combination transaction with a target that is affiliated with the sponsor, its affiliates or promoters. Please see Item
       1602(b)(7) and Item 1603(b) of Regulation S-K.
If our initial business combination involves a company organized under the laws of the
United States ..., page 63

9. Disclosure on page 63 of the prospectus states that you may use interest earned on the proceeds in the trust account to cover any possible excise tax. However, paragraph
 July 2, 2025
Page 4

       1(j) of the Investment Management Trust Agreement only permits the company to withdraw interest to cover any income tax obligations. Please reconcile. In addition, please revise the prospectus to clearly explain or define the term 'permitted withdrawal,' which may affect the amount shareholders will receive upon redemption of their shares.
Risk Factors
We may approve an amendment or waiver of the letter agreement . . ., page 72

10. Please revise to clarify whether the letter agreement contains restrictions on the transfer of Sponsor membership interests, as indirect transfers of your securities, which is suggested in the current disclosure. We also note disclosure on page 193 that pursuant to a formation agreement the sponsor interests can only be transferred to directors and officers of the company, sponsor affiliates, or in connection with estate planning transfers. If the Sponsor, its affiliates, and promoters can indirectly transfer your securities, including through the transfer of Sponsor membership interests, please disclose the circumstances or arrangements under which such transfers can be made.
       Please see Item 1603(a)(6) of Regulation S-K.
Use of Proceeds, page 113

11. We note amounts reflected in "Total net proceeds (after estimated reimbursed offering expenses)" do not foot and do not actually represent total net proceeds for both options presented in your Use of Proceeds table. We also note the amounts reflected in "Not held in the trust account from this offering" do not agree to the totals under
       "Use of cash not held in the trust account" for each option. Please revise your table to address these discrepancies, or advise. Additionally, please ensure information from your Use of Proceeds table and related information is updated consistently throughout the filing, including but not limited to information disclosed on pages 59, 78, 88 and
       94.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pamela Long at 202-551-3765 with any other questions.



                                                             Sincerely,
 July 2, 2025
Page 5

                        Division of Corporation Finance
                        Office of Real Estate & Construction
cc:   Giovanni Caruso